ProShare Advisors LLC
7501 Wisconsin Avenue
Suite 1000, East Tower
Bethesda, MD  20814-6527

February 12, 2015

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comment that you communicated to us by telephone on January 14, 2015 and in subsequent conversations, relating to Post-Effective Amendment Nos. 132 and 133 under the Securities Act of 1933 and Nos. 141 and 142 under the Investment Company Act of 1940 (the “Post-Effective Amendments”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which were filed on November 26, 2014 and December 4, 2014.  As you know, the Post-Effective Amendments were filed to add six new series (each, a “Fund” and collectively, the “Funds”): ProShares Short Junior Gold Miners, ProShares UltraShort Junior Gold Miners, ProShares Ultra Junior Gold Miners (together, the “ProShares Junior Gold Miners ETFs”); and ProShares Short Gold Miners, ProShares UltraShort Gold Miners and ProShares Ultra Gold Miners (together, the “ProShares Gold Miners ETFs”), to the Registration Statement.

For ease of reference, the comment has been restated in italics before our response.  Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.
Comment:  Please explain why the names of the Funds are not misleading under Section 35(d) of the Investment Company Act of 1940 and Rule 35d-1 thereunder, considering that the Funds are tied to Indexes that include companies involved in mining both gold and/or silver.  Specifically, the Index underlying the ProShares Junior Gold Miners ETFs includes companies generating at least 50% of their revenues from (or, in certain circumstances have at least 50% of their revenues related to) gold and/or silver mining or have mining projects with the potential to generate at least 50% of their revenues from gold and/or silver when developed.  Similarly, the Index underlying the ProShares Gold Miners ETFs includes companies involved in the mining for gold and silver.  The Staff believes that a “Gold Miners” fund must invest, under normal circumstances, at least 80% of the value of its assets in gold mining companies.  The Staff does not believe it is appropriate to include companies that are not gold mining companies, including those primarily focused on silver mining, in the 80% test.  The Staff is particularly concerned about the ProShares Junior Gold Miners ETFs considering that other ETFs based on the same underlying index appear to invest less than 80% of their assets in gold mining companies.

Response:  (a) ProShares Gold Miners ETFs:  We do not believe that the names of the ProShares Gold Miners ETFs are misleading.  As noted in each of their respective Prospectuses, each ProShares Gold Miners ETF will invest at least 80% of its assets, under normal market conditions, in the types of securities suggested by its name and/or investments with similar economic characteristics.   In this regard, each ProShares Gold Miners ETF will seek exposure to those companies through either: 1) investments in swap agreements based on a third-party Gold Miners ETF (e.g., Market Vectors Gold Miners ETF); and/or 2) direct investments in third-party Gold Miners ETFs.1  Each third-party Gold Miners ETF represents that it will normally invest 80% of its assets in the gold mining industry and the percentage of gold mining companies held by those third-party Gold Miners ETFs has historically far exceeded the 80% threshold.2 Moreover, while the universe of the ProShares Gold Miners ETFs’ Index includes global gold and silver mining segments, the Index applies sector-weighting caps that limit companies determined to be “silver” companies from constituting more than 20% of the Index prior to each quarterly rebalance.

For these reasons, we do not believe that the ProShares Gold Miners ETFs’ names are misleading.

(b) ProShares Junior Gold Miners ETFs:  The names of ProShares Short Junior Gold Miners, ProShares UltraShort Junior Gold Miners and ProShares Ultra Junior Gold Miners have been changed to ProShares Short Junior Miners, ProShares UltraShort Junior Miners and ProShares Ultra Junior Miners, respectively.

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We hope that this response adequately address your comment.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577.  Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang
ProShare Advisors LLC
Vice President and Legal Counsel

1  As noted during our conversation, the SEC Staff has on several occasions permitted ETFs using “Gold Miners” in their name to correspond to indexes tracking both gold and silver mining companies, including funds tracking the exact same indexes as the Indexes the Funds are tracking.  See, e.g., Market Vectors Junior Gold Miners ETF, Direxion Daily Junior Gold Miners Index Bear 3X Shares and Direxion Daily Junior Gold Miners Index Bull 3X Shares (each of which seeks investment results that correspond to the Market Vectors® Global Junior Gold Miners Index - the Index for the ProShares Junior Gold Miners ETFs) and Market Vectors Gold Miners ETF, Direxion Daily Gold Miners Bear 3X Shares and Direxion Daily Gold Miners Bull 3X Shares (each of which seeks  investment results that correspond to the NYSE Arca Gold Miners Index – the Index for the ProShares Gold Miners ETFs).  Other index-based ETFs that track gold and silver mining companies also have use the term “Gold Miners” in their name.  See, e.g., Sprott Gold Miners ETF (seeking investment results that correspond to the Sprott Zacks Gold Miners Index, which aims to track the performance of gold and silver mining companies whose stocks are traded on major U.S. exchanges).

2 For example, the Market Vectors Gold Miners ETF notes that it “normally invests at least 80% of its total assets in common stocks and depositary receipts of companies involved in the gold mining industry.”  See http://vaneck.onlineprospectus.net/vaneck/GDXJ/index.html?where=eengine.goToDocument(%22Summary%20Prospectus%22).  In addition, the most recent semi-annual report for the Market Vectors Gold Miners ETF indicates that approximately 90.3% of its investments are in gold mining companies.  See http://vaneck.onlineprospectus.net/VanEck/MOB_library/MOB_data/LIB_SummaryProspectus/MVHASAR/MVHASAR.pdf.